L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513 www.ledgewood.com

January 2, 2014

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:    Resource Real Estate Investors 6, L.P.
Annual Report on Form 10-K
Filed April 1, 2013
File No: 000-53652

Dear Mr. Kluck:

On behalf of Resource Real Estate Investors 6, L.P. (the “Partnership”), this letter is to respond to your letter of December 19, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Partnership’s response.

Redemptions of Units, page 4

1.
We note your disclosure that “as of the date of this report, 11,602 units have been redeemed.” In future Exchange Act reports, please revise your disclosure to include the unit amount of redemption requests received during the year and the average price per unit for units redeemed.

The Partnership has advised us that in future filings, it will include the unit amount of redemption requests received during the year and the average price per unit for units redeemed.

Overview, page 7

2.
We note your disclosure on page 8 that “the amount of rental revenues from our Properties depends upon their occupancy rates and concessions granted.” We refer you to the second table on page 7 with respect to operating statistics. Please confirm that your “average effective rent” takes into account concessions, such as free rent.

The Partnership has advised us that the “average effective rent” takes into account all concessions, including free rent.

Results of Operations, page 8

3.
In future Exchange Act reports, with respect to your multifamily residential rental properties, please revise your disclosure to provide period to period changes regarding occupancy rates and rental income for your same store properties or revise your disclosure to state clearly that the period changes are being presented for same store properties.

The Partnership has advised us that in future filings it will revise its disclosure to state clearly the period to period changes with respect to occupancy rates and rental income for its properties that have been operating during the periods presented.

Attached hereto is the written statement of the Company requested in the penultimate paragraph of your letter.

Very truly yours,
Ledgewood, a professional corporation
By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Resource Real Estate Investors 6, L.P. (The “Partnership”) acknowledges the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Resource Real Estate Investors 6, L.P. By: Resource Capital Partners, Inc., its general partner
By: Steven R. Saltzman
Title: Vice President - Finance
Dated: January 2, 2014

3